Exhibit 17.1







June 9, 1997

Messrs. Farber and Baker
Comm Bancorp, Inc.
521 Main Street
Forest City, PA 18421



Dear Bill and Dave:


I would like to give you notice of my wish to retire from the Comm Bancorp and Community Bank and Trust Boards effective immediately. Thank you for your trust, confidence and friendship over the years.


Sincerely,



/s/Donald R. Edwards, Sr.
-------------------------
Donald R. Edwards, Sr.





















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